FORM 51-102F3

MATERIAL CHANGE REPORT UNDER
NATIONAL INSTRUMENT 51-102

ITEM 1:	NAME AND ADDRESS OF COMPANY

Points International Ltd. (“Points” or the “Company”)
171 John Street, 5th Floor,
Toronto, Ontario M5T 1X3

ITEM 2:	DATE OF MATERIAL CHANGE

January 26, 2011

ITEM 3:	NEWS RELEASE

A news release with respect to the material change referred to in this report was issued through Canada News Wire on January 27, 2011 and filed on the system for electronic documents analysis and retrieval (SEDAR) on January 27, 2011.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

On January 26, 2011, the board of directors of Points approved the implementation of a consolidation of the common shares of Points.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

On January 26, 2011, the board of directors (the “Board”) of Points approved a share consolidation of its common shares through a one-for-ten reverse split. Shareholders previously approved the consolidation with over 90% of the votes cast in favour at a special meeting held on October 26, 2010. The share consolidation, which is subject to standard clearance by the Toronto Stock Exchange (the “TSX”), is expected to be completed within 10 business days. Following the share consolidation, the Company expects to have approximately 15.0 million common shares issued and outstanding. In connection with the share consolidation, the Board also approved, subject to TSX approval, the implementation of an amendment to the Company’s stock option plan to increase the number of pre-consolidation common shares issued and issuable thereunder from 18,000,000 to 22,500,000. The amendment to the stock option plan was also previously approved at the special meeting held on October 26, 2010.

In connection with the share consolidation, the Board also authorized the Company to pursue a listing of its common shares on the NASDAQ Capital Market.

ITEM 6:	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51- 102

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	EXECUTIVE OFFICER

For further information, please contact Anthony Lam, Chief Financial Officer of Points at (416) 596-6382.

ITEM 9:	DATE OF REPORT

This report is dated the 27th day of January, 2011.

By: (signed) Marc Shewchun
       Marc Shewchun
       Vice President and General Counsel